Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Nine Months Ended September 30,
	2014	2013
Earnings:	($ in millions)
Income from continuing operations before taxes	$143.3	$219.5
Add (deduct):
Earnings of non-consolidated affiliates	(1.4)	(2.4)
Distributions from affiliated companies	—	0.9
Amortization of capitalized interest	1.6	1.5
Capitalized interest	(0.2)	(1.0)
Fixed charges as described below	54.8	46.7
Total	$198.1	$265.2

Fixed charges:
Interest expensed and capitalized	$37.2	$29.7
Estimated interest factor in rent expense(1)	17.6	17.0
Total	$54.8	$46.7

Ratio of earnings to fixed charges	3.6	5.7

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.